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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

West Pharmaceutical Services, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.00% CONVERTIBLE JUNIOR SUBORDINATED DEBENTURES DUE 2047
(Title of Class of Securities)

955306 AA 3
(CUSIP Number of Class of Securities)

John R. Gailey III, Esq.
Vice President, General Counsel and Secretary
West Pharmaceutical Services, Inc.
101 Gordon Drive
Lionville, PA 19341
(610) 594-2900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Kelly Tubman Hardy, Esq.
Christopher C. Paci, Esq.
Michael J. Stein, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000

 CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(**)

$172,238,135	$19,738.49

(*)
Determined in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule TO, that all 4.00% Convertible Junior Subordinated Debentures Due 2047 (the "Debentures") of West Pharmaceutical Services, Inc. (the "Company") outstanding as of May 7, 2012 will be purchased pursuant to the Offer at the maximum purchase price of $1,066.49 in cash per $1,000 principal amount of Debentures. As of May 7, 2012, there was $161,500,000 aggregate principal amount of Debentures outstanding.

(**)
The amount of the filing fee is calculated in accordance with Rule 0-11 under the Exchange Act, by multiplying the Transaction Valuation by 0.00011460.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$19,738.49 Schedule TO West Pharmaceutical Services, Inc. May 8, 2012
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1

☒
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission (the "SEC") by West Pharmaceutical Services, Inc., a Pennsylvania corporation (the "Company"), on May 8, 2012 as amended by Amendment No. 1 filed with the SEC by the Company on June 4, 2012 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the Company's offer to purchase for cash any and all of its outstanding 4.00% Convertible Junior Subordinated Debentures Due 2047 (the "Debentures") upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated May 8, 2012 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," and together with the Offer to Purchase, the "Offer"), each of which was previously filed as an exhibit to the Schedule TO.

        This Amendment No. 2 is the final amendment to the Schedule TO and reports the results of the Offer.

        Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO, Amendment No. 1, or in the Offer to Purchase or the Letter of Transmittal. You should read this Amendment No. 2 together with the Schedule TO, as amended by Amendment No. 1, the Offer to Purchase and the Letter of Transmittal.

Item 1.    Summary Term Sheet

        The information set forth under "Summary Terms of the Offer" in the Offer to Purchase and Item 1 of the Schedule TO, to the extent Item 1 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following:

        The Offer expired at 12:00 midnight, New York City time, on June 5, 2012. As of the expiration of the Offer, $158,364,000 in aggregate principal amount of Debentures, representing approximately 98.06% of the aggregate outstanding principal amount of Debentures, were validly tendered and not properly withdrawn. The Company has accepted for purchase all Debentures that were validly tendered and not properly withdrawn. As previously announced by the Company, the purchase price per $1,000 principal amount of Debentures is $1,038.91. The Company expects to settle the Offer on June 11, 2012 and to pay an aggregate of approximately $166.0 million (including accrued but unpaid interest to the settlement date) to purchase all of the Debentures that were validly tendered and not properly withdrawn.

Item 4.    Terms of the Transaction.

        The Offer to Purchase and Item 4(a) of the Schedule TO, to the extent Item 4(a) incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth above under Item 1, which information is incorporated by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth under "The Offer—Source and Amount of Funds" in the Offer to Purchase and Items 7(a) and (d) of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by the information set forth above under Item 1, which information is incorporated by reference.

Item 12.    Material to be Filed as Exhibits.

        Item 12 is hereby amended and supplemented to add the following exhibit:

(a)(1)(E)	Press Release dated June 6, 2012.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2012.

By:	/s/ WILLIAM J. FEDERICI William J. Federici Vice President and Chief Financial Officer

 INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase dated May 8, 2012.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Press Release dated May 8, 2012.*
(a)(1)(D)	Press Release dated June 1, 2012.*
(a)(1)(E)	Press Release dated June 6, 2012.
(b)(1)
Credit Agreement, dated as of April 27, 2012, between the Company, certain of its subsidiaries, the lenders party thereto from time to time, PNC Bank, National Association, as Administrative Agent, Bank of America, N.A., Wells Fargo Bank, National Association, Citizens Bank of Pennsylvania and U.S. Bank, National Association, as Syndication Agents and PNC Capital Markets, LLC, as Sole Lead Arranger (incorporated herein by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 3, 2012).
(d)(1)
1999 Non-Qualified Stock Option Plan for Non-Employee Directors, effective as of April 27, 1999 (now terminated) (incorporated herein by reference from Exhibit (10)(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).
(d)(2)
Indenture, dated as of March 14, 2007, between the Company and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2007).
(d)(3)
Supplemental Indenture, dated as of March 14, 2007, between the Company and U.S. Bank National Association, dated March 14, 2007 (including Form of Debenture) (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on March 14, 2007).
(d)(4)
Amendment No. 1 to 1999 Non-Qualified Stock Option Plan for Non-Employee Directors, effective October 30, 2001 (incorporated herein by reference to Exhibit (10)(f) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
(d)(5)
Form of Second Amended and Restated Change-in-Control Agreement between the Company and certain of its executive officers dated as of March 25, 2000 (incorporated herein by reference to Exhibit (10)(b) to the Company's Quarterly Report on Form 10-Q report for the quarter ended March 31, 2000).
(d)(6)
Form of Amendment No. 1 to Second Amended and Restated Change-in-Control Agreement dated as of May 1, 2001 between the Company and certain of its executive officers (incorporated herein by reference to Exhibit (10)(k)(2) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
(d)(7)
Form of Amendment No. 2 to Second Amended and Restated Change-in-Control Agreement between the Company and certain of its executive officers, dated as of various dates in December 2008 (incorporated herein by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(8)	Schedule of agreements with executive officers (incorporated herein by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(9)
Change-in-Control Agreement, dated as of January 21, 2011, between the Company and Jeffrey C. Hunt. (incorporated herein by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2011, as amended).
(d)(10)
Non-Competition Agreement, dated as of October 5, 1994, between the Company and Steven A. Ellers (incorporated herein by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007).

(d)(11)	Employment Agreement, dated as of April 30, 2002, between the Company and Donald E. Morel, Jr. (incorporated herein by reference to Exhibit (10)(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
(d)(12)
Amendment No. 1 to the Employment Agreement between the Company and Donald E. Morel, Jr., dated as of December 19, 2008 (incorporated herein by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(13)
Non-Qualified Stock Option Agreement, dated as of April 30, 2002 between the Company and Donald E. Morel, Jr. (incorporated herein by reference to Exhibit (10)(d) to the Company's 10-Q report for the quarter ended September 30, 2002).
(d)(14)
Indemnification Agreement, dated as of January 5, 2009 between the Company and Donald E. Morel, Jr. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 6, 2009).
(d)(15)
Supplemental Employees' Retirement Plan, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(16)
Non-Qualified Deferred Compensation Plan for Designated Employees, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(17)
Deferred Compensation Plan for Outside Directors, as amended and restated effective January 1, 2008 (incorporated herein by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(18)
1998 Key Employee Incentive Compensation Plan, dated March 10, 1998 (now terminated) (incorporated herein by reference to Exhibit (10)(y) to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).
(d)(19)
Amendment No. 1 to 1998 Key Employees Incentive Compensation Plan, effective October 30, 2001 (incorporated herein by reference to Exhibit (10)(s) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
(d)(20)	West Pharmaceutical Services, Inc. 2011 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 6, 2011).
(d)(21)	Omnibus Incentive Compensation Plan effective as of May 1, 2007 (incorporated herein by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the SEC on May 4, 2007).
(d)(22)
Stock-Based Compensation Plan (now terminated) (incorporated herein by reference to Appendix B to the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders filed with the SEC on March 31, 2004).
(d)(23)
Form of Director 2004 Non-Qualified Stock Option Award Agreement, issued pursuant to the 2004 Stock-Based Compensation Plan (incorporated herein by reference to Exhibit (10)(a) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
(d)(24)
Form of Director 2004 Stock Unit Award Agreement, issued pursuant to the 2004 Stock-Based Compensation Plan (incorporated herein by reference to Exhibit (10)(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
(d)(25)
Form of Executive 2005 Non-Qualified Stock Option Award Notice (incorporated herein by reference to Exhibit (10)(b) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(26)	Form of Director 2005 Non-Qualified Stock Option Award Notice (incorporated herein by reference to Exhibit (10)(c) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).
(d)(27)	Form of Director 2005 Stock Unit Share Award Notice (incorporation herein by reference to Exhibit (10)(d) the Company's 10-Q report for the quarter ended September 30, 2005).
(d)(28)	Form of Executive 2006 Bonus and Incentive Share Award (incorporation herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
(d)(29)	Form of Executive 2006 Non-Qualified Stock Option Award (incorporation herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
(d)(30)	Form of 2006 Performance-Vesting Restricted ("PVR") Share Award (incorporation herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
(d)(31)	Form of Director 2006 Non-Qualified Stock Option Award Notice (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
(d)(32)
Form of Director 2006 Stock Unit Award Notice is incorporated by reference from the Company's 10-Q report for the quarter ended June 30, 2006 (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
(d)(33)
Form of 2007 Bonus and Incentive Share Award, issued pursuant to the 2004 Stock-Based Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
(d)(34)
Form of 2007 Non-Qualified Stock Option and Performance-Vesting Share Unit Award, issued pursuant to the 2004 Stock-Based Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
(d)(35)
Form of Director 2007 Deferred Stock Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
(d)(36)
Form of 2008 Bonus and Incentive Share Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
(d)(37)
Form of 2008 Non-Qualified Stock Option and Performance-Vesting Share Unit Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008).
(d)(38)
Form of Director 2008 Deferred Stock Award, issued pursuant to the 2007 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008).
(d)(39)	Form of 2009 Supplemental Long-Term Incentive Award (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).
(g)	None.
(h)	None.

*
Previously filed.

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CALCULATION OF FILING FEE
  Item 1. Summary Term Sheet
  Item 4. Terms of the Transaction .
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 12. Material to be Filed as Exhibits.
SIGNATURE
INDEX TO EXHIBITS